Exhibit (d)(24)

THIS AGREEMENT is made effective this [date] day of May, 2021 at 5:00 p.m. (EDT),

B E T W E E N:

[NAME OF ENTITY], a corporation incorporated under the laws of [Jurisdiction]

(the “Vendor”)

- and -

BROOKFIELD ASSET MANAGEMENT INC., a corporation incorporated under the laws of Ontario

(the “Purchaser”)

RECITALS:

A.	The Vendor is the beneficial and registered owner of [number] limited partnership units of Brookfield Property Partners L.P. (“BPY”) and [number] exchangeable limited partnership units of Brookfield Office Properties Exchange L.P. (“BPY Exchange LP”) (collectively, the “Subject Units”).

B.	The Purchaser, BPY Arrangement Corporation (the “Purchaser Sub”) and BPY have entered into an arrangement agreement (the “Arrangement Agreement”) dated as of March 31, 2021, as it may be amended, which contemplates an arrangement (the “Arrangement”) of the Purchaser Sub by way of a plan of arrangement (the “Plan of Arrangement”) pursuant to Section 182 of the Business Corporations Act (Ontario), the result of which shall be the acquisition by the Purchaser and the Purchaser Sub (collectively, the “Purchaser Parties”) of all the outstanding limited partnership units of BPY (the “BPY Units”).

C.	In advance of closing of the Arrangement, the Vendor wishes to sell all of the Subject Units to Sidecar Exchange LP (“Sidecar Exchange LP”), an Ontario limited partnership to be formed by the Purchaser, for consideration including exchangeable limited partnership units of Sidecar Exchange LP (“Exchange LP Units”), as further specified in this Agreement. The terms of the Exchange LP Units will be substantially as set out in Schedule A.

D.	As a result of entering into this Agreement, the Vendor will not be entitled to participate in the Arrangement (including making any elections).

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

1.	Purchase and Sale

Effective as of the Closing Date at the time set forth in Section 6, the Vendor shall sell and the Purchaser shall cause Sidecar Exchange LP to purchase all of the Vendor’s right, title and interest in and to the Subject Units free and clear of all Encumbrances (defined below) on the terms and conditions contained herein.

2.	Purchase Price

The purchase price of the Subject Units shall be equal to $18.17 (the “Fair Market Value”), multiplied by the number of Subject Units (the “Purchase Price”).

3.	Payment of Purchase Price

3.1           In payment of the Purchase Price, subject to Section 3.2, the Vendor will receive, in aggregate for the Subject Units:

3.1.1                      an amount (to be determined by the Purchaser, in its sole discretion) of Exchange LP Units (the “Primary Exchange LP Units”) equal to the number of class A limited voting shares in the capital of the Purchaser (“BAM Shares”) a holder of BPY Units (a “BPY Unitholder”) with a number of BPY Units equal to the number of Subject Units who elected to receive the Default Consideration (as such term is defined in the Plan of Arrangement) would receive in the Arrangement (after pro ration); and

3.1.2                      the amount (to be determined by the Purchaser, in its sole discretion) of cash and class A cumulative redeemable preferred units, series 1 (the “New Preferred Units”) of a Bermuda exempted limited partnership (“New LP”) a BPY Unitholder with a number of BPY Units equal to the number of Subject Units who elected to receive the Default Consideration would receive in the Arrangement (after pro ration) (the consideration in Section 3.1.1 together with the consideration in Section 3.1.2 or Section 3.2, as applicable, the “Consideration”).

3.2           The Vendor hereby elects to receive for up to [number] aggregate BPY Units (or such lesser number of BPY Units to be confirmed by the Vendor to the Purchaser in writing by no later than 5:00 p.m. (EDT) on the day prior to the Election Deadline), in lieu of the consideration described in Section 3.1.2, additional Exchange LP Units (the “Secondary Exchange LP Units”) equal to all or a portion of the amount of cash and the liquidation value of the New Preferred Units described in the foregoing Section 3.1.2 divided by a price that is equal to the greater of (x) $45.67, and (y) the 5-day volume weighted average trading price of a BAM Share on the New York Stock Exchange as of the end of the last trading day immediately preceding the day of the Election Deadline (defined below) (which amount of Secondary Exchange LP Units will be determined by the Purchaser, in its sole discretion).

4.	Election

The Vendor and Sidecar Exchange LP shall jointly elect in prescribed form and within the prescribed time under subsection 97(2) of the Income Tax Act (Canada) (the “Tax Act”) and under any corresponding provincial tax legislation as to the amount they have agreed upon to be deemed to be the Vendor’s proceeds of disposition of the Subject Units sold hereunder and Sidecar Exchange LP’s cost thereof. The Vendor and the Purchaser agree that the amount that shall be deemed to be the Vendor’s proceeds of disposition and Sidecar Exchange LP’s cost in respect of which such election is made shall be an amount to be determined by the Vendor and the Purchaser.

5.	Further Adjustment to Purchase Price, Consideration or Elected Amounts

5.1           The Vendor and the Purchaser agree and acknowledge that the Purchase Price is, and is intended by the Vendor and the Purchaser, to be equal to the Fair Market Value of the Subject Units. If the Vendor and the Purchaser subsequently mutually determine, or if the Canada Revenue Agency or any other taxing authority issues, or proposes to issue, assessments or reassessments of additional liability for taxes or makes any other adjustment by reason of asserting that the Purchase Price is not equal to the aggregate Fair Market Value of the Subject Units, or that the fair market value of the Consideration received by the Vendor is more or less than the Fair Market Value of the Subject Units, or that an elected amount is not equal to the previous elected amount for the Subject Units as determined by the Vendor and the Purchaser, or if it is established by a court of competent jurisdiction (after all appeal rights have been exhausted or all time periods for appeal have expired without appeals having been taken) that the Purchase Price is not equal to the Fair Market Value of the Subject Units, that the fair market value of the Consideration received by the Vendor is not equal to the Fair Market Value of the Subject Units, or that an elected amount is not equal to the previous elected amount for the Subject Units as determined by the Vendor and the Purchaser, then, the Purchase Price, the Consideration therefor, or the elected amount, as the case may be, shall be increased or decreased to the amount as so determined by the Canada Revenue Agency, such other taxing authority or such court or as agreed by the Vendor and the Purchaser, as the case may be.

5.2           If the Purchase Price or Consideration is varied in the circumstances described in Section 5.1 above, the Vendor and the Purchaser shall take such steps as may be necessary to reflect properly an appropriate adjustment to the Purchase Price and Consideration as varied.

5.3           If an elected amount is varied in the circumstances described in Section 5.1 above, the Vendor and the Purchaser shall file revised elections to give effect to their intention that the elected amount be equal to the amount determined by the Vendor and the Purchaser.

6.	Completion of the Transaction

At 9:00 a.m. (EDT) on the third business day following the receipt of the Final Order or such other date agreed by the parties but in any event prior to the Effective Date (each as such term is defined in the Plan of Arrangement) of the Arrangement (the “Closing Date”), the following shall occur (the “Transaction”):

6.1           the Vendor shall execute and deliver to the Purchaser all such documents, certificates and instruments and do all such other acts and things as the Purchaser may consider necessary or desirable, acting reasonably, to effectively transfer and assign the Subject Units to the Purchaser and to deliver possession thereof to the Purchaser; and

6.2           the Purchaser shall deliver, or cause to be delivered, to the Vendor the Consideration as follows:

6.2.1                      any cash amount by wire transfer of immediately available funds in United States dollars to the bank account set out in Schedule B;

6.2.2                      any non-cash Consideration in certificated form in the name of the Vendor (or as may be directed by the Vendor in writing prior to the Closing Date).

7.	Representations and Warranties of the Vendor

The Vendor represents and warrants to the Purchaser that:

7.1           the Vendor is duly incorporated and validly existing under the laws of the Province of [Jurisdiction];

7.2           the Vendor is a “Canadian corporation” within the meaning set out in the Tax Act and is not exempt from tax under the Tax Act;

7.3           the Vendor has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement;

7.4           the execution, delivery and performance of this Agreement and all agreements executed in connection therewith have been duly authorized by all necessary corporate action on the part of the Vendor;

7.5           this Agreement and all agreements executed in connection therewith are valid and binding obligations of the Vendor, enforceable in accordance with their terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies;

7.6           the Vendor as of the date hereof has good and marketable title to the Subject Units and the full legal right, power and authority to sell and transfer the Subject Units to the Purchaser free and clear of all liens, charges, encumbrances, hypothecs, pledges, mortgages, security interests of any nature, adverse claims, options, rights of pre-emption, and any other rights of others (collectively, “Encumbrances”);

7.7           the Vendor did not acquire the Subject Units for the purpose of the sale of the Subject Units under this Agreement;

7.8          as of the date hereof, no actions or filings are required to be made by the Vendor in respect of this Agreement other than as required under the applicable securities Laws (defined below);

7.9          the Vendor is aware that the Exchange LP Units and the New Preferred Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state and that these securities may not be offered or sold in the United States without registration under the U.S. Securities Act or compliance with requirements of an exemption from registration and the applicable laws of all applicable states;

7.10         the Vendor is aware that it is purchasing the Exchange LP Units and New Preferred Units subject to a “seasoning period” within the meaning of National Instrument 45-102 – Resale of Securities and that the Exchange LP Units are not transferable and will not be exchangeable for 24-months following the Closing Date, as further set forth in Schedule A hereto;

7.11        the Vendor was not offered the securities that constitute the Consideration in the United States, the Vendor is not a U.S. person, and the sale and purchase of the securities that constitute the Consideration, including the execution of this Agreement was, or is being, or will be, as the case may be, executed, outside of the United States. For purposes of this Section 7.11, “United States” and “U.S. person” have the meanings ascribed thereto in Regulation S under the U.S. Securities Act;

7.12         the Vendor has not relied upon the Purchaser for any investigation into, assessment of, or evaluation with respect to the Consideration and/or the Transaction;

7.13         subject to receipt of the GP Consent (defined below), none of the entering into of this Agreement or the consummation of the Transaction, the performance of the Vendor of any of its other obligations under this Agreement will contravene, breach or result in any default under (a) the articles, by-laws, constating documents or other organizational documents of the Vendor, (b) any mortgage, lease, agreement (oral or written), other legally binding instrument, licence, permit to which the Vendor is a party or may be bound statute, regulation, order, judgment, decree or law or (c) any applicable law, statute, rule, regulation, or any existing applicable decree, judgment, or order by any court, administrative agency, or other governmental body (collectively, “Laws”), in respect of which the Vendor must comply; and

7.14         no authorization of, consent or approval of, or filing with or notice to, any governmental agency, regulatory body, court or other third party is required in connection with the execution, delivery or performance of this Agreement by the Vendor or the consummation of the Transaction.

The representations and warranties of the Vendor set forth in this Section 7 will survive the completion of the Transaction.

8.	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendor that:

8.1           the Purchaser is duly incorporated and validly existing under the laws of the Province of Ontario;

8.2           the Purchaser has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement;

8.3           the execution, delivery and performance of this Agreement and all agreements executed in connection therewith have been duly authorized by all necessary corporate action on the part of the Purchaser;

8.4           this Agreement and all agreements executed in connection therewith are valid and binding obligations of the Purchaser, enforceable in accordance with their terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies;

8.5           the Purchaser has not provided the Vendor with any confidential or material, non-public information concerning the Subject Units, the Purchaser or BPY; and

8.6           the Consideration will be duly authorized and, upon completion of the Transaction, the Exchange LP Units forming part of the Consideration will be validly issued to the Vendor as fully paid and non-assessable units in the capital of Sidecar Exchange LP and the New Preferred Units forming part of the Consideration will be validly issued to the Vendor as fully paid and non-assessable units in the capital of New LP.

The representations and warranties of the Purchaser set forth in this Section 8 will survive the completion of the Transaction.

9.	Covenants of the Vendor

The Vendor covenants and agrees:

9.1           (a) not to deliver a Letter of Transmittal and Election Form (each as such term is defined in the Plan of Arrangement) in respect of the Subject Units and (b) if the Vendor votes any of the Subject Units at any meeting(s) of BPY Unitholders convened to consider, and if deemed advisable approve, among other things, the transactions contemplated by the Arrangement (each, a “BPY Unitholders’ Meeting”) the Vendor shall promptly (and in any event no later than one hour before such BPY Unitholders’ Meeting) provide written notice to BPY of the number of Subject Units voted for or against the Transaction Resolutions (as such term is defined in the Plan of Arrangement) such that such votes may be excluded for the purposes of “minority approval” under Multi-lateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time; and

9.2           to use commercially reasonable efforts to cause the Subject Units to be held by the Vendor in registered form prior to the Closing Date.

10.	Covenants of the Purchaser

The Purchaser covenants and agrees:

10.1         to provide to the Vendor in writing, as soon as is practicable after 5:00 p.m. (EDT) on the business day which is two business days following the date of the BPY Unitholders’ Meeting (the “Election Deadline”) and in any event 24 hours prior to the Closing Date the following details (which shall be binding on the Vendor):

10.1.1                  the amount of BAM Shares, New Preferred Units and cash a holder of the Subject Units with a number of BPY Units equal to the number of Subject Units who elected to receive the Default Consideration would receive in the Arrangement (after pro ration); and

10.1.2                  the amount of cash and the number of Primary Exchange LP Units, Secondary Exchange LP Units and New Preferred Units to be received by the Vendor; and

10.2         to cause Sidecar Exchange LP and New LP to be formed and to cause the securities forming part of the Consideration to be created and issued to the Vendor in accordance with the terms of this Agreement;

10.3         to cause Sidecar Exchange LP to prepare the elections contemplated by this Agreement;

10.4         to execute and deliver, and cause its subsidiaries to execute and deliver, the Support Agreement described in Schedule A and any other ancillary agreements; and

10.5         to cause the general partner of BPY Exchange LP to execute and deliver consent of the general partner of BPY Exchange LP to the transfer of the exchangeable limited partnership units hereunder in accordance with Section 16.1 of the Amended and Restated Limited Partnership Agreement of BPY Exchange LP dated March 19, 2014 (the “GP Consent”) prior to the Closing Date.

11.	Termination

Unless otherwise agreed to in writing by the parties, this Agreement will automatically terminate upon the first to occur of the following:

11.1         the Arrangement Agreement is terminated or the Arrangement is abandoned;

11.2         the Transaction has not been completed on or before September 30, 2021;

11.3         the Arrangement Agreement is amended without a corresponding amendment being made to this Agreement; and

11.4         the written agreement of the parties to terminate this Agreement.

12.	Further Assurances

Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and shall use its best efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

13.	Currency

All references in this Agreement to sums of money are expressed in, and, unless otherwise agreed by the parties, all payments provided for herein will be made in United States dollars, and “$” refers to United States dollars.

14.	Confidentiality

The parties will keep the content of this Agreement confidential and not disclose it except as required by applicable Laws. The Vendor acknowledges that the Purchaser may be required to make disclosure pursuant to applicable securities Laws with respect to its entry into this Agreement, including the Purchase Price, the number of Subject Units, the identity of the Vendor and the form of the Agreement.

15.	Entire Agreement

This Agreement, including the Schedules attached hereto, sets forth the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, letters of intent or agreements in principle between them.

16.	Binding Effect; No Third Party Beneficiaries

This Agreement shall be binding upon and shall inure to the exclusive benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns and nothing herein, express or implied, is intended to, nor shall it, confer in any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

17.	Amendment

No amendment to this Agreement may be made unless agreed to by the parties hereto in writing.

18.	Assignability

No party hereto shall sell, pledge, assign or otherwise transfer its rights under this Agreement without the prior written consent of the other party and any attempt to do so shall be void, except that the Purchaser may assign or transfer its rights under this Agreement to Sidecar Exchange LP without the Vendor’s consent.

19.	Waiver

No failure or delay by the Purchaser or the Vendor in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

20.	Governing Law

This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, or the actions of the Purchaser or the Vendor in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any choice or conflict of laws provision or rule that would cause the application of the Laws of any jurisdiction other than the Province of Ontario and the federal laws of Canada applicable therein.

Each of the Purchaser and the Vendor hereby irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Ontario for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, or the actions of the Purchaser or the Vendor in the negotiation, administration, performance and enforcement thereof, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

21.	Expenses

Each party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement, the agreements contemplated herein and the transactions contemplated herein and therein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

22.	Time of the Essence

Time is of the essence in this Agreement.

23.	Counterparts, Electronic Delivery

This Agreement may be executed in counterparts, each of which will be deemed to be an original and both of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by either party by facsimile or by PDF via electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such party.

24.	Language

The parties have required that this Agreement and all agreements, documents and notices relating to this Agreement be drawn up in the English language. Les parties aux présentes ont exigé que le présent contrat et tous les autres contrats, documents ou avis afférents aux présentes soient rédigés en langue anglaise.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

[VENDOR]

by:
Name:
Title:

BROOKFIELD ASSET MANAGEMENT INC.

by:
Name:
Title:

Schedule A

Terms of Exchange LP Units

General:

Sidecar Exchange LP will be a newly formed limited partnership formed pursuant to the laws of Ontario.

The capital of Sidecar Exchange LP is as follows: (i) general partnership units; (ii) limited partnership units (“LP Units”); and (iii) exchangeable limited partnership units (“Exchange LP Units”).

An indirect newly formed subsidiary of Brookfield Asset Management Inc. (“BAM”) will be general partner (“GP”) and another indirect subsidiary (“LP Co”) will be limited partner. The GP and LP Co will at all times be residents of Canada for the purposes of the Income Tax Act (Canada) (“Tax Act”).

Eligible Holders:	Exchange LP Units will only be issued to up to five persons that are Canadian corporations who are not exempt from tax under the Tax Act (“Eligible Corporations”).
Ranking:

Exchange LP Units will rank senior to LP Units with respect to the payment of distributions and the distribution of assets in the event of the liquidation, dissolution or winding up of Sidecar Exchange LP, whether voluntary or involuntary, or any distribution of the assets of Sidecar Exchange LP among its holders for purposes of winding up its affairs.

Exchange:	Exchange LP Units will be exchangeable for Class A limited voting shares of BAM (“BAM Shares”) on a one-for-one basis on the 24 month anniversary of closing. Thereafter, exchanges are permitted once every six months. The exchange right can be exercised at the option of the holder, by retracting such units, which will be repurchased by Sidecar Exchange LP in exchange for BAM Shares.

Voting Rights:	Exchange LP Unit holders do not have a right to vote in respect of Sidecar Exchange LP. The LP Units have 100% of the voting rights of limited partners of Sidecar Exchange LP.
Transferability:	Exchange LP Units cannot be transferred, except to an affiliate, and will not be listed on any stock exchange.

Distributions and Allocations of income:

Distributions on the Exchange LP Units will be made at the same time and in the same amount as dividends on the BAM Shares.

The income of Sidecar Exchange LP will be allocated to holders of Exchange LP Units on the basis of the proportion of distributions made on the Exchange LP Units over all distributions made on all units of Sidecar Exchange LP. Given that Sidecar Exchange LP will hold only BPY Units, the composition of the income of Sidecar Exchange LP allocated to a holder of Exchange LP Units will be similar to the composition of income currently allocated by BPY to a holder of BPY Units (which will generally consist of a mix of dividends from Canadian corporations, dividends from foreign corporations and interest income). The amount of income allocated to a holder of Exchange LP Units in a particular year may be greater than or less than the distributions received by the holder in the year.

Liquidation Rights:

Subject to applicable law and the exercise by BAM (directly or through an affiliate) of its Liquidation Call Right (see below), in the event of the liquidation, dissolution or winding up of Sidecar Exchange LP or any other distribution of its assets among its holders for the purpose of winding up its affairs, holders of Exchange LP Units shall be entitled to receive from the assets of Sidecar Exchange LP a liquidation payment that will be satisfied by issuance of one BAM Share plus the amount, if any, of any dividend on a BAM Share that has not yet been paid on the Exchange LP Units (“dividend amount”) for each outstanding Exchange LP Unit. This liquidation amount will be paid to the holders of Exchange LP Units before any distribution of assets of Sidecar Exchange LP is made to other holders of Sidecar Exchange LP.

Redemption Right:

Subject to applicable law and the below call rights, Sidecar Exchange LP will have the right, commencing on the 2nd anniversary of closing, to redeem all of the then outstanding Exchange LP Units for a redemption amount equal to the value of one BAM Share for each outstanding Exchange LP Unit plus the dividend amount, if any. The redemption amount is satisfied by delivering to the holder of Exchange LP Units one BAM Share for each Exchange LP Unit redeemed plus the dividend amount, if any.

The redemption date may be accelerated by the board of directors of the general partner of Sidecar Exchange LP in the event that:

(i) a person acquires 90% of the BAM Shares in a take-over bid;

(ii) shareholders of BAM approve an acquisition of BAM by way of arrangement or amalgamation;

(iii) shareholders of BAM approve a liquidation of BAM; and

(iv) a sale of all or substantially all of the assets of BAM.

Call Rights:

BAM will have certain rights to acquire Exchange LP Units from the holders. If BAM exercises one of the below call rights, a tax deferred exchange may be achieved by filing an election form in connection with the acquisition.

Optional Call Right

Commencing 24 months after closing, BAM has a right to acquire all but not less than all of the Exchange LP Units held by any holders thereof. The purchase price under such call right is satisfied by delivering to the holder of Exchange LP Units one BAM Share for each Exchange LP Unit purchased plus the dividend amount, if any.

Retraction Call Right

BAM has an overriding right to acquire all but not less than all of the Exchange LP Units that a holder of Exchange LP Units requests Sidecar Exchange LP to redeem on the retraction date. The purchase price under such call right is satisfied by delivering to the holder of Exchange LP Units one BAM Share for each Exchange LP Unit purchased plus the dividend amount, if any.

Redemption Call Right

BAM has an overriding right, notwithstanding any proposed redemption of the Exchange LP Units by Sidecar Exchange LP, to acquire all but not less than all of the Exchange LP Units then outstanding. The purchase price under such call right is satisfied by delivering to the holder one BAM Share for each Exchange LP Unit purchased plus the dividend amount, if any.

Liquidation Call Right

BAM has an overriding right, in the event of and notwithstanding a proposed liquidation, dissolution or winding up of Sidecar Exchange LP, to acquire all but not less than all of the Exchange LP Units then outstanding. The purchase price under such call right is satisfied by delivering to the holder of Exchange LP Units one BAM Share for each Exchange LP Unit purchased plus the dividend amount, if any. Upon the exercise by BAM of such call right, the holders will be obligated to transfer their Exchange LP Units to BAM for the purchase price. The acquisition by BAM of all of the outstanding Exchange LP Units upon the exercise of such call right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding up of Sidecar Exchange LP.

Automatic Redemption Upon Liquidation of BAM:	In the event of the liquidation, dissolution or winding up of BAM or any other distribution of its assets among its holders for the purpose of winding up its affairs (a “BAM Liquidation Event”), all of the then outstanding Exchange LP Units will be automatically redeemed by Sidecar Exchange LP on the effective date of the BAM Liquidation Event and a holder of Exchange LP Units will be entitled to receive an amount per unit equal to the current market price of a BAM Share applicable on the last business day prior to the BAM Liquidation Event plus the dividend amount, if any, which will be satisfied in full by Sidecar Exchange LP causing to be delivered to such holder one BAM Share plus the dividend amount, if any.

Conversion:

BAM or any of its Subsidiaries will be entitled to convert the Exchange LP Units into LP Units on a one for one basis. The conversion would occur on a tax deferred basis by filing an election under subsection 97(2) of the Tax Act.

Reporting Issuer Obligations:

Sidecar Exchange LP will be exempt from reporting issuer obligations provided that it provides all disclosure materials distributed to holders of BAM Shares to holders of Exchange LP Units.

The Exchange LP Units will not be listed on a stock exchange or other public market.

Agreements:

Sidecar Exchange LP Agreement – the Sidecar Exchange LP Agreement will set out the rights of the holders of the Exchange LP Units

Support Agreement – the Support Agreement will set out customary ancillary obligations and rights of BAM

Fiscal Year-End:	The fiscal year-end of Sidecar Exchange LP will be December 31.

SCHEDULE B

VENDOR WIRE TRANSFER INSTRUCTIONS

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